SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

Amendment No. 1

Franchise Group, Inc.

(Name of the Issuer)

Franchise Group, Inc.

Freedom VCM, Inc.

Freedom VCM Subco, Inc.

Freedom VCM Holdings, LLC

Freedom VCM Interco Holdings, Inc.

Brian R. Kahn

Vintage Opportunity Partners, L.P.

Vintage Capital Management LLC

Brian Kahn and Lauren Kahn Joint Tenants by Entirety

Andrew Laurence

B. Riley Financial, Inc.

Bryant R. Riley

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X105

(CUSIP Number of Class of Securities)

Brian R. Kahn
Tiffany McMillan-McWaters Franchise Group, Inc.

Freedom VCM, Inc.

Freedom VCM Subco, Inc.

Freedom VCM Interco Holdings, Inc.

Freedom VCM Holdings, LLC

Brian R. Kahn

Vintage Opportunity Partners, L.P.

Vintage Capital Management LLC

Brian Kahn and Lauren Kahn Joint Tenants by Entirety

		Bryant R. Riley B. Riley Financial, Inc.	Andrew Laurence
109 Innovation Court, Suite J	8529 Southpark Circle, Suite 150	11100 Santa Monica Blvd, Suite 800	627 Harland St.
Delaware, OH 43015	Orlando, FL 32819	Los Angeles, CA 90025	Milton, MA 02186
(740) 363-2222	(407) 592-8015	(818) 884-3737	(740) 363-2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

David W. Ghegan Betty Linkenauger Segaar	David A. Katz Zachary S. Podolsky	Patrick S. Brown Sullivan & Cromwell LLP	Russell Leaf Willkie Farr & Gallagher LLP
Troutman Pepper Hamilton Sanders LLP	Wachtell, Lipton, Rosen & Katz	1888 Century Park East, Suite 2100	787 Seventh Avenue
600 Peachtree Street NE, Suite 3000	51 West 52nd Street	Los Angeles, CA 90067	New York, NY 10019
Atlanta, GA 30308	New York, NY 10019	(310) 712-6003	(212) 728-8000
(404) 885-3000	(212) 403-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (which we refer to as this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (which we refer to, together with the rules and regulations promulgated thereunder, as the “Exchange Act”), by (1) Franchise Group, Inc., a Delaware corporation (which we refer to as “FRG” or the “Company”); (2) Freedom VCM, Inc., a Delaware corporation (which we refer to as “Parent”); (3) Freedom VCM Subco, Inc., a Delaware corporation and an indirectly wholly-owned subsidiary of Parent (which we refer to as “Merger Sub”); (4) Freedom VCM Holdings, LLC, a Delaware limited liability company; (5) Freedom VCM Interco Holdings, Inc., a Delaware corporation; (6) Brian R. Kahn (7) Vintage Opportunity Partners, L.P., a Delaware limited partnership; (8) Vintage Capital Management LLC, a Delaware limited liability company (9) Brian Kahn and Lauren Kahn Joint Tenants by Entirety; (10) Andrew Laurence; (11) B. Riley Financial, Inc., a Delaware corporation (which we refer to as the “Guarantor” or “B. Riley”); and (12) Bryant R. Riley. The persons filing this Amended Transaction Statement are collectively referred to as the “Filing Persons”.

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 10, 2023 (which we refer to, as it may be amended from time to time, as the “Merger Agreement”), by and among the Company, Parent and Merger Sub. If the Merger Agreement is adopted by the Company’s stockholders and the other conditions under the Merger Agreement are either satisfied or waived, the Merger Sub will be merged with and into the Company (which we refer to as the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (which we refer to as “FRG Common Stock”) (other than (x) shares of FRG Common Stock and shares of FRG Series A Preferred Stock owned by the Guarantor or any wholly-owned subsidiary of the Guarantor, Parent or any wholly-owned subsidiary of Parent, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, (y) shares of FRG Common Stock that are owned by stockholders of the Company who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (which we refer to as the “DGCL”) and (z) shares of FRG Common Stock owned by Brian R. Kahn, Vintage Opportunity Partners, L.P., Brian Kahn and Lauren Kahn Joint Tenants by Entirety and Andrew Laurence (which we refer to, each, as a “Rollover Stockholder” and collectively, as the “Rollover Stockholders”) and subject to the Rollover Contribution Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and the Rollover Stockholders (such shares, the “Rollover Shares”) (the shares of FRG Common Stock subject to clauses (x), (y) and (z) above, we refer to collectively as the “Excluded Shares”)) will be converted into the right to receive $30.00 in cash per share, without interest (which we refer to as the “Per Share Merger Consideration”). Following the completion of the Merger, FRG Common Stock will be delisted from the Nasdaq Global Select Market, will be deregistered under the Exchange Act and will cease to be publicly traded.

The board of directors of the Company (which we refer to as the “Board”) formed a special committee (which we refer to as the “Special Committee”) consisting solely of independent and disinterested directors to, among other things, evaluate the Merger. After reviewing the terms of the Merger Agreement with its independent legal and financial advisors, the Special Committee unanimously (A) approved and declared advisable the Merger Agreement, the Voting Agreement, dated as of May 10, 2023, by and among Parent, Brian R. Kahn, Vintage Opportunity Partners, L.P., Brian Kahn and Lauren Kahn Joint Tenants by Entirety and Andrew Laurence (which we refer to as the “Voting Agreement”), and the transactions contemplated by the Merger Agreement, (B) determined that the Merger Agreement, the Voting Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the holders of FRG Common Stock (other than the holders of Excluded Shares and shares of FRG Common Stock held by Rollover Stockholders), and (C) resolved to recommend to the Board that the holders of FRG Common Stock (other than the Rollover Stockholders) adopt the Merger Agreement at a special meeting of stockholders.

Based on the Special Committee’s recommendation, the Board, by a unanimous vote of the Company’s directors (other Mr. Kahn who recused himself due to his status as a Rollover Stockholder) has (i) (A) approved and declared advisable the Merger Agreement, the Voting Agreement and the transactions contemplated by the Merger Agreement, (B) determined that the Merger Agreement, the Voting Agreement and the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and the holders of FRG Common Stock, other than Excluded Shares and shares of FRG Common Stock held by Rollover Stockholders, and (C) resolved to recommend that the holders of FRG Common Stock adopt the Merger Agreement at a special meeting of stockholders and (ii) directed that the Merger Agreement be submitted to the holders of FRG Common Stock for their adoption at such special meeting.

Concurrently with the filing of this Amended Transaction Statement, the Company is filing an amended proxy statement (which we refer to as the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Amended Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet (Regulation M-A Item 1001)

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information (Regulation M-A Item 1002)

(a)            Name and address. The Company’s name, and the address and telephone number of its principal executive offices are:

Franchise Group, Inc.
109 Innovation Court, Suite J
Delaware, Ohio 43015
(740) 363-2222

(b)            Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—How many votes do I have?”

“The Special Meeting—Record Date and Quorum”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(c)            Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(d)            Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(e)            Prior public offerings. Not applicable.

(f)            Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of FRG Common Stock”

Item 3. Identity and Background of Filing Person (Regulation M-A Item 1003)

(a) – (b)      Name and Address of Each Filing Person; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the Company”

“Other Important Information Regarding the Consortium Members”

“Where You Can Find More Information”

(c)            Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company”

“Other Important Information Regarding the Consortium Members”

“Where You Can Find More Information”

Item 4. Terms of the Transaction (Regulation M-A Item 1004)

(a)            Material terms.

(1)            Tender offer. Not applicable

(2)            Merger or Similar Transactions.

(i)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Conditions to the Merger”

(ii)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Surrender and Payment Procedures”

(iii)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Opinion of Special Committee’s Financial Advisor”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—New Management Arrangements”

“Special Factors—Unaudited Prospective Financial Information of the Company”

(iv)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Other Covenants and Agreements—The Special Meeting”

“The Special Meeting—Vote Required”

“The Special Meeting—Management Stockholders’ Obligation to Vote in Favor of the Merger”

“The Voting Agreement”

(v)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

(vi)            The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii)            The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c)            Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Guarantee”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”

“The Voting Agreement”

“The Rollover Agreement”

(d)            Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Appraisal Rights”

“Annex C—Section 262 of the General Corporation Law of the State of Delaware”

(e)            Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f)            Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a)(1) – (2)      Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of FRG Common Stock”

“The Voting Agreement”

“The Rollover Agreement”

(b) – (c)      Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Guarantee”

“The Merger Agreement”

“The Voting Agreement”

Annex A—Agreement and Plan of Merger

Annex D—Voting Agreement

Annex E—Rollover Agreement

Annex F—Guarantee

(e)            Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting Agreement”

“The Rollover Agreement”

“The Special Meeting—Vote Required”

“The Special Meeting—Management Stockholders’ Obligation to Vote in Favor of the Merger”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of FRG Common Stock”

Annex A—Agreement and Plan of Merger

Annex D—Voting Agreement

Annex E—Rollover Agreement

Annex F—Guarantee

Item 6. Purposes of the Transaction, and Plans or Proposals (Regulation M-A Item 1006)

(b)            Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—New Management Arrangements”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Payment of Merger Consideration”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“Delisting and Deregistration of FRG Common Stock”

(c)(1) – (8)      Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—New Management Arrangements”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Conduct of the Company’s Business During the Pendency of the Merger”

“The Voting Agreement”

“The Rollover Agreement”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger

Annex D—Voting Agreement

Annex E—Rollover Agreement

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a)            Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—New Management Arrangements”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

(b)            Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

(c)            Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

Annex B—Opinion of Jefferies LLC

(d)            Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—New Management Arrangements”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Capital Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Conduct of the Company’s Business During the Pendency of the Merger”

“Other Important Information Regarding the Company—Market Price of FRG Common Stock and Dividends”

“Delisting and Deregistration of FRG Common Stock”

Annex A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction (Regulation M-A Item 1014)

(a) – (b)      Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

Annex B—Opinion of Jefferies LLC

Presentation of Jefferies LLC to the Special Committee, dated as of April 14, 2023, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of April 19, 2023, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of April 26, 2023, is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of April 28, 2023, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of May 8, 2023, is attached hereto as Exhibit (c)(5) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of May 9, 2023, is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.

(c)            Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of Consortium Members as to the Fairness of the Merger”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting—Vote Required”

Annex A—Agreement and Plan of Merger

(d)            Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)            Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

(f)            Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a) – (c)      Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Where You Can Find More Information”

Annex B – Opinion of Jefferies LLC

Presentation of Jefferies LLC to the Special Committee, dated as of April 14, 2023, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of April 19, 2023, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of April 26, 2023, is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of April 28, 2023, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of May 8, 2023, is attached hereto as Exhibit (c)(5) and is incorporated herein by reference.

Presentation of Jefferies LLC to the Special Committee, dated as of May 9, 2023, is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a) – (b)      Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

“Special Factors—Guarantee”

The Second Lien Credit Agreement, dated as of March 10, 2021, among the Company, certain affiliates of the Company, the lenders party thereto from time to time and Alter Domus (US) LLC

(c)            Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

(d)            Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

The Second Lien Credit Agreement, dated as of March 10, 2021, among the Company, certain affiliates of the Company, the lenders party thereto from time to time and Alter Domus (US) LLC

Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a)            Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b)            Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012)

(d)            Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“The Special Meeting—Management Stockholders’ Obligation to Vote in Favor of the Merger”

“The Special Meeting—Vote Required”

“The Voting Agreement”

“The Rollover Agreement”

Annex D—Voting Agreement

Annex E—Rollover Agreement

(e)            Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of the Consortium Members as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Consortium Members for the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

Item 13. Financial Information (Regulation M-A Item 1010)

(a)            Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2023 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b)            Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009)

(a) – (b)      Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information (Regulation M-A Item 1011)

(b)            Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation”

“Merger-Related Executive Compensation Arrangements (The Merger-Related Compensation Proposal—Proposal 3)”

(c)            Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1)      Preliminary Proxy Statement of Franchise Group, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2)      Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)      Letter to Franchise Group, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)      Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)      Press Release, dated May 10, 2023 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on May 10, 2023).

(a)(6)      Current Report on Form 8-K, dated May 10, 2023 (included in Schedule 14A filed on May 10, 2023 and incorporated herein by reference).

(a)(7)      Current Report on Form 8-K, dated May 11, 2023 (included in Schedule 14A filed on May 11, 2023 and incorporated herein by reference).

(b)(1)      The Second Lien Credit Agreement, dated as of March 10, 2021, among the Company, certain affiliates of the Company, the lenders party thereto from time to time and Alter Domus (US) LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 15, 2021).

(c)(1)      Presentation of Jefferies LLC to the Special Committee, dated as of April 14, 2023.

(c)(2)      Presentation of Jefferies LLC to the Special Committee, dated as of April 19, 2023.

(c)(3)      Presentation of Jefferies LLC to the Special Committee, dated as of April 26, 2023.

(c)(4)      Presentation of Jefferies LLC to the Special Committee, dated as of April 28, 2023.

(c)(5)      Presentation of Jefferies LLC to the Special Committee, dated as of May 8, 2023.

(c)(6)      Presentation of Jefferies LLC to the Special Committee, dated as of May 9, 2023.

(c)(7)      Opinion of Jefferies LLC, dated May 9, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)      Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)      Voting Agreement, dated as of May 10, 2023, by and among Freedom VCM, Inc., Franchise Group, Inc., Brian R. Kahn, Vintage Opportunity Partners, L.P., Brian Kahn and Lauren Kahn Joint Tenants by Entirety and Andrew Laurence (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3)      Rollover Contribution Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC, Brian R. Kahn, Vintage Opportunity Partners, L.P., Brian Kahn and Lauren Kahn Joint Tenants by Entirety and Andrew Laurence (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(4)      Limited Guarantee, dated as of May 10, 2023, by B. Riley Financial, Inc. in favor of Franchise Group, Inc. (incorporated herein by reference to Annex F of the Proxy Statement).

(f)            Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g)            None.

107            Filing Fee Table.**

*	To be filed by amendment.

**	Previously filed with the Schedule 13E-3 filed with the SEC on June 8, 2023.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 6, 2023

FRANCHISE GROUP, INC.

By:	/s/ Andrew Kaminsky
Name: Andrew Kaminsky
Title: Executive Vice President and Chief Administrative Officer

FREEDOM VCM, INC.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

FREEDOM VCM SUBCO, INC.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

FREEDOM VCM HOLDINGS, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

FREEDOM VCM INTERCO HOLDINGS, INC.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn

VINTAGE OPPORTUNITY PARTNERS, L.P.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

[Signature Page to SC 13E-3]

VINTAGE CAPITAL MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

BRIAN KAHN AND LAUREN KAHN JOINT TENANTS BY ENTIRETY

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn

By:	/s/ Lauren Kahn
Name: Lauren Kahn

ANDREW LAURENCE

By:	/s/ Andrew Laurence
Name: Andrew Laurence

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRYANT R. RILEY

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley

[Signature Page to SC 13E-3]